EXHIBIT 4(b)

ANNUAL RENEWABLE TERM INSURANCE RIDER

ADDED PROTECTION BENEFIT “APB”

This benefit is part of the policy to which it is attached.

Insured – As used in this benefit, “Insured” means the individual covered under the policy.

Face Amount – The Face Amount provided by this benefit (also called APB Face Amount) in any policy year is the amount you specified in the application for that policy year. The APB Face Amount is also shown in the Policy Specifications pages. Such amount may be level or varying by policy year.

Changing the APB Face Amount – Subject to our approval, you may change the APB Face Amount for any policy year by Written Request during the Insured’s lifetime. Such change requests may be made not more than once per policy year. We will issue a revised Policy Specifications page(s) that reflect the new APB Face Amount. If the new increase in APB Face Amount is issued in a different Risk Class than the initial policy, the new Specifications page(s) will also reflect the guaranteed Cost of Insurance Rates for the APB Face Amount increase.

APB Face Amount Increase – You must provide evidence of insurability satisfactory to us before any request for an increase in APB Face Amount becomes effective. An Administrative Charge of $100 will be deducted from the Accumulated Value on the effective date of any such increase. The effective date of the increase will be the first monthly payment date on or following the date all applicable conditions are met.

APB Face Amount Decrease – Any decrease in APB Face Amount which you request for any policy year will result in equivalent decreases in APB Face Amounts for future policy years. Any decrease will first be applied against the most recent increase, if any, and then against successively earlier increases, if any, and finally against the original APB Face Amount. The effective date of the decrease will be the first monthly payment date on or following the date we receive your Written Request.

Cost of Insurance Charge – The monthly Cost of Insurance Charge is calculated separately for this benefit. The Cost of Insurance Charge for any policy year is equal to the product of (1) times the excess of (2) over (3), where:

(1)	is the applicable monthly Cost of Insurance Rate;
(2)	is the APB Face Amount, attributed to the initial APB Face Amount and each APB Face Amount increase, divided by the Monthly Guaranteed Interest Rate Factor for the policy; and
(3)	is the greater of zero or the excess of (4) over (5), where:
(4)	is the Accumulated Value at the beginning of each policy month before the Monthly Deduction due as defined in this policy; and
(5)	is the Face Amount of the base policy divided by the Monthly Guaranteed Interest Rate Factor for the policy.

Cost of Insurance Rates – The Cost of Insurance Rates are based on a number of factors, including the Insured’s Age, Risk Class and the policy duration. The current monthly Cost of Insurance Rates will be determined by us. These rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown in the Policy Specifications. Any change in the current monthly Cost of Insurance Rates will apply uniformly to all members of the same class.

The Cost of Insurance Rates used to calculate the Cost of Insurance Charges for an increase in coverage necessary to meet the Minimum Death Benefit will be the same as those used for the most recent APB Face Amount.

Death Benefit – The death benefit of the policy to which this benefit is attached is modified to include the APB Face Amount. The death benefit equals the greater of the Minimum Death Benefit or the death benefit as calculated under the applicable Death Benefit Option as shown below:

•	Option A: the death benefit is the Face Amount of the policy plus the APB Face Amount;
•	Option B: the death benefit is the Face Amount of the policy plus the APB Face Amount plus the Accumulated Value on the date of death;
•	Option C: the death benefit is the Face Amount of the policy plus the APB Face Amount plus premiums paid and less withdrawals taken.

Decrease of Policy – The Face Amount Change provision of the policy to which this benefit is attached is modified to include this benefit. This benefit will always be decreased or eliminated before any decrease is applied to the original policy Face Amount. For further details, please see the Face Amount Change provision of your policy.

Withdrawals – The Withdrawals provision of the policy, to which this benefit is attached, is modified to include this benefit. For the purpose of the Withdrawals provision, APB is considered part of the Face Amount of the policy. This benefit will always be decreased or eliminated before any decrease is applied to the original policy Face Amount. For further details, please see the Withdrawals provision of your contract.

Conversion – Coverage under this rider is convertible to an increase in Face Amount of the policy to which this rider is attached after 5 years from the effective date of the rider coverage or at the Insured’s Age 80, if earlier. No evidence of insurability will be required. The Risk Class for the convertible amount will be the most comparable Risk Class to the rider Face Amount converted. The APB Face Amount will be cancelled on the effective date of the corresponding increase in policy Face Amount.

Effective Date – This benefit is effective on the Policy Date unless otherwise notified.

Termination – This benefit will terminate on the earliest of:

•	your Written Request; or
•	the Insured’s age 80; or
•	conversion of this benefit; or
•	termination of the policy.

General Conditions – This benefit is part of the policy to which it is attached. As applied to this benefit, the periods stated in this policy’s Incontestability and Suicide provisions will start with this benefit’s effective date. This will also apply to any increase in the APB Face Amount. All terms of this policy that do not conflict with this benefit’s terms apply to this benefit.

Signed for Pacific Life & Annuity Company at our Home Office, 700 Newport Center Drive, Newport Beach, California 92660.

/s/ THOMAS C SUTTON Chairman and Chief Executive Officer	/s/ AUDREY L. MILFS Secretary